Filed by Manulife Financial
Corporation pursuant to Rule 425 of
the Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: John Hancock
Financial Services, Inc.
Commission File No.: 1-15607

     The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

     Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to GAAP, CGAAP and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

     Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

     This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for the stockholders of John Hancock, and each will be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock’s stockholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their

2

entirety when they become available because they will contain important information about the proposed transaction. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

     Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock’s directors and executive officers is available in John Hancock’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife’s directors and executive officers is available in Manulife’s Annual Report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

     The following is a news release reporting third quarter earnings of Manulife Financial Corporation. The release may also be accessed on the Manulife website at www.manulife.com.

* * *

FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
October 28, 2003

Manulife Financial reports record quarterly earnings
Shareholders’ net income increases 21 per cent from the prior year

TORONTO – Manulife Financial Corporation today reported record shareholders’ net income of $396 million for the third quarter of 2003. The 21 per cent year-over-year increase in earnings was attributable to the impact of business growth, an improved expense position and favourable equity markets. The continued rally in the equity markets in the third quarter had a positive influence on segregated fund guarantees, fee revenue and investment income.

Earnings per common share increased by 23 per cent to $0.85 from $0.69 reported in 2002. Return on common shareholders’ equity for the quarter was 17.9 per cent compared to 15.2 per cent for the same period last year.

Total premiums and deposits for the quarter were $7.4 billion, five per cent higher than the third quarter of 2002. Higher sales in the North American insurance businesses, growth in Asia and the turnaround in the equity markets contributed to the growth. Funds under management as at September 30, 2003 of $150.8 billion increased by $6.5 billion or five per cent from second quarter levels and by eight per cent compared to a year ago.

Currency exchange rates, particularly the depreciation of the U.S. dollar and Japanese yen, had a dampening impact on results in the quarter. The estimated impact of currency movements on the translation of shareholders’ net income, premiums and deposits, and funds under management were declines of $25 million, $650 million, and $14.5 billion, respectively, compared to a year ago.

“We are very proud that Manulife has once again produced record quarterly results. The strong organic growth in our core markets, which results from our ongoing focus on expanded distribution, new and innovative products and superior customer service is producing dividends for our shareholders,” said Dominic D’Alessandro, President and Chief Executive Officer of Manulife Financial. “Our recently announced intention to merge with John Hancock provides a tremendous opportunity to build on our already strong base.”

“Our higher earnings reflect the continued improvements in global equity markets, solid sales growth, market share gains in several businesses, and the positive impact of cost containment initiatives and productivity gains,” added Peter Rubenovitch, Executive Vice President and Chief Financial Officer. “These factors contributed to Manulife Financial delivering an above industry average return on common shareholders’ equity of 17.9 per cent for the quarter.”

FINANCIAL PERFORMANCE

Financial Highlights
(unaudited)

	Quarterly Results			Nine Months Ended

	3Q03	2Q03	3Q02	3Q03	3Q02

Shareholders’ Net Income (C$ millions)	396	386	327	1,118	1,006
Earnings per Common Share (C$)	0.85	0.83	0.69	2.41	2.10
Return on Common Shareholders’ Equity (%, annualized)	17.9	18.0	15.2	17.2	15.9
Premiums & Deposits (C$ millions)	7,411	7,322	7,086	22,614	22,144
Funds under Management (C$ billions)	150.8	144.3	139.2

Shareholders’ Net Income

Manulife Financial Corporation reported shareholders’ net income of $396 million for the third quarter ended September 30, 2003, up 21 per cent from $327 million in 2002 despite the negative impact of a strengthened Canadian dollar, which reduced earnings by approximately $25 million. This increase reflected a growing business base particularly in the Asian Division, improved equity markets and favourable claims experience in the Canadian Division, partially offset by less favourable mortality results in the Reinsurance and U.S. Divisions and increased costs related to new business.

For the nine months ended September 30, 2003, shareholders’ net income was $1,118 million, an increase of 11 per cent over 2002.

Earnings per Common Share and Return on Common Shareholders’ Equity

The third quarter earnings per common share were $0.85 compared to $0.69 in 2002, up 23 per cent. For the three months ended September 30, 2003, return on common shareholders’ equity was 17.9 per cent compared to 15.2 per cent for the same period in 2002.

Year-to-date return on common shareholders’ equity and earnings per common share were 17.2 per cent and $2.41, respectively.

OPERATING HIGHLIGHTS

Product and Service Developments

Manulife is committed to providing real value to its customers by providing the highest quality products, services, advice and sustainable value to meet their individual needs. Manulife’s success is reflected in significant market share gains in several businesses. During the third quarter, the Company delivered on its promise to customers with many new and enhanced products and services:

•	Manulife USA introduced Manulife UL-G, a new universal life insurance product. Designed with lifetime guarantees and significant premium reductions for clients at younger ages, this new product offers more funding choices and increased affordability to policyholders. Manulife USA is a leading player in the U.S. universal life insurance market, ranking 7th in market share with the largest average policy face amount according to the second quarter 2003 LIMRA survey.

•	Manulife’s Canadian Pension Operations launched an electronic enrolment service to complement its already strong Internet support services for its customers. The new service provides plan members with easy-to-use online tools to learn about and enroll in their group savings plans, while plan administrators have several self-service options to track new enrolments. Strong sales momentum in the Accumulation Products business has resulted in Canadian Pension Operations new business ranking improving to second place in Q2 year-to-date 2003 sales from sixth place in 2002 (Q2, 2003 LIMRA report).

•	In Japan, Manulife Life Insurance Company launched ManuVest, a new variable annuity insurance product with a minimum guarantee on annuity capital. Policyholders can invest among three types of balanced funds, each with different risk/return relationships, while having the peace of mind that comes from a guarantee. And, in only the 23rd month following its launch, Manulife Japan issued its 100,000th ManuFlex universal life policy, an innovative product in this market.

•	In the United States, the Group Pensions business introduced Manulife Retirement Select, a 401(k) product with mutual fund investment alternatives. The expanded product line capitalizes on Manulife’s success as the leading seller of small case 401(k) plans (Q2, 2003 LIMRA/Cerulli survey). Manulife is also recognized for its superior 401(k) participant communication tools, most recently receiving a Signature Award in the Targeted Interactive Communication Tool category from the Profit Sharing/401(k) Council of America in their annual competition.

•	Manulife Hong Kong has expanded its Mandatory Provident Fund product portfolio through the addition of two lifestyle funds, providing its plan members with a more comprehensive range of investment options. Manulife’s leading position in customer service among Mandatory Provident Fund providers was reinforced in two recent surveys, conducted by AC Neilson and Next Magazine, both of which ranked Manulife Hong Kong number one.

Corporate Developments

•	On September 28, 2003, Manulife Financial Corporation and John Hancock Financial Services, Inc. announced that their Boards of Directors each unanimously agreed to a merger of the companies, creating a leading global insurance franchise. The combined companies’ competitive strength will be marked by the diversity and depth of their products and distribution, a leading position in the marketplace across all of its core business lines and economies of scale. The merger is subject to customary closing conditions, including receipt of required regulatory approvals and approval by John Hancock stockholders. The merger is expected to close in the second quarter of 2004.

•	Manulife Indonesia announced two acquisitions during the third quarter, which together solidify the company’s position as one of the strongest life insurance companies in the country. With the purchase of the Indonesian life insurance business of Zurich Financial and the acquisition of PT ING-Aetna Life Indonesia, Manulife Indonesia will significantly increase its customer base. In addition, Manulife Indonesia’s 2,800-person agency force is expected to grow by over 50 per cent.

•	Manulife-Sinochem, Manulife’s joint venture in China, has been granted a branch license for Beijing and expects to commence operations in this city very soon. Manulife-Sinochem has been an industry pioneer since it began operations in Shanghai in 1996. Today, the Company is a major player in China’s insurance market with more than 3,300 agents serving more than 200,000 customers in Shanghai and Guangzhou.

Premiums and Deposits

Third quarter premiums and deposits were $7.4 billion in 2003, up five per cent compared to $7.1 billion in the third quarter of 2002. Premiums and deposits increased by approximately 15 per cent after excluding the impact of a strengthened Canadian dollar. This increase was driven by sales of variable annuity products in the U.S. and Japan and wealth management products in Canada, the U.S. and Asia, partially offset by reduced Reinsurance premiums.

Funds under Management

Funds under management increased by eight per cent to $150.8 billion as at September 30, 2003 compared to $139.2 billion as at September 30, 2002. General fund assets decreased by three per cent to $78.4 billion from a year ago as business growth was more than offset by a $6.6 billion decline due to a strengthened Canadian dollar. Segregated fund assets increased to $65.4 billion from $54.0 billion as at September 30, 2002. Strong net policyholder cash flows of 401(k) and annuity products in the U.S. and positive net segregated fund cash flows in Canada over the past 12 months were partially offset by the $7.7 billion reduction caused by a strengthened Canadian dollar.

Capital

Total capital increased to $12.3 billion as at September 30, 2003 compared to $11.8 billion as at September 30, 2002. This increase was primarily the result of net income in the past 12 months and the issuance of $350 million of preferred shares in the second quarter, partially offset by shareholder dividends, the repurchase of four million common shares for $130 million in the fourth quarter of 2002, and the negative impact of a strengthened Canadian dollar.

Normal Course Issuer Bid

Manulife Financial Corporation filed today with the Toronto Stock Exchange a notice of the Company’s intention to make a normal course issuer bid for the purchase of up to 46,000,000 common shares, representing approximately 9.9 per cent of Manulife’s outstanding common shares. The normal course issuer bid is subject to the approval of the Toronto Stock Exchange and receipt by Manulife of other regulatory approvals. Purchases under the bid will be made through the facilities of the Toronto Stock Exchange in the 12 months following commencement of the bid period at market prices prevailing at the time of purchase, subject to compliance with applicable law and regulations. Any common shares acquired by Manulife will be cancelled.

Under its previous normal course issuer bid, Manulife purchased a total of 1,865,000 common shares at an average price of $34.38 per share.

The Company continues to believe that from time to time, the market prices of its common shares may not fully reflect the value of its business and its future business prospects and accordingly, may represent an attractive investment and a desirable use of its available funds.

Quarterly Dividends

The Board of Directors approved a quarterly shareholders’ dividend of $0.21 per share on the common shares of the Company payable on or after December 19, 2003 to shareholders of record at the close of business on November 17, 2003. A dividend of $0.25625 per share was also declared on the Non-cumulative Class A Shares Series 1 of the Company, payable on or after December 19, 2003 to shareholders of record at the close of business on November 17, 2003.

PERFORMANCE BY DIVISION

U.S. Division

	Quarterly Results			Nine Months Ended

	3Q03	2Q03	3Q02	3Q03	3Q02

Shareholders’ Net Income (C$ millions)	120	111	116	338	345
Premiums & Deposits (C$ millions)	4,078	4,210	4,124	12,987	13,412
Funds under Management (C$ billions)	75.4	72.1	69.3

•	U.S. Division’s 2003 third quarter net income was $120 million compared to $116 million reported in the third quarter of 2002. Year-to-date net income was $338 million compared to $345 million in 2002. Growth in earnings continued to be unfavourably impacted by the weakened U.S. dollar. On a U.S. dollar basis, third quarter earnings increased by 18 per cent over the third quarter of 2002 due to equity market improvements, sustained business growth and continued tight management of expenses. Earnings growth was partially offset by increased variable annuity new business strain and mortality experience which, while favourable, was less than the very good results experienced in the third quarter of 2002.

•	Premiums and deposits for the quarter of $4.1 billion were consistent with the amount reported in the third quarter of 2002. On a U.S. dollar basis, premiums and deposits increased by 12 per cent due to strong growth in all businesses. Variable annuity sales remained strong during the quarter as a result of the new Scudder distribution arrangement and improved investor confidence, while the 12 per cent growth of 401(k) pension participants over the past 12 months has resulted in a significant increase in recurring group pension contributions. A healthy 24 per cent growth in insurance premiums was also achieved due to excellent universal life sales.

•	As at September 30, 2003, funds under management of $75.4 billion were nine per cent or $6.1 billion higher than a year ago. On a U.S. dollar basis, funds under management increased by 28 per cent as a result of improved equity markets and continued strong net policyholder cash flows.

Canadian Division

	Quarterly Results			Nine Months Ended

	3Q03	2Q03	3Q02	3Q03	3Q02

Shareholders’ Net Income (C$ millions)	131	125	85	350	275
Premiums & Deposits (C$ millions)	1,641	1,641	1,435	5,068	4,482
Funds under Management (C$ billions)	38.0	36.9	33.8

•	Canadian Division shareholders’ net income increased by 55 per cent to $131 million in the third quarter from the $85 million reported in the third quarter of 2002. Year-to-date shareholders’ earnings of $350 million were up 27 per cent over the first three quarters of 2002. The increase in this quarter’s earnings was driven by favourable claims experience in Individual Life, improved margins in Group Benefits, business growth in the insurance businesses, and favourable investment performance in the quarter compared to the significant negative impact of the material decline in equity markets in the third quarter of 2002.

•	Premiums and deposits for the quarter were $1.6 billion, up 14 per cent over the $1.4 billion from the same quarter last year. All businesses contributed favourably, with Group Pensions and Individual Wealth Management showing very strong growth of 45 per cent and 22 per cent, respectively.

•	Funds under management as at September 30, 2003 were $38.0 billion, an increase of $4.2 billion over the same time last year. This increase reflects positive net segregated and mutual fund cash flows over the past 12 months, the organic growth of all lines of business, and the impact of improved equity markets.

Asian Division

	Quarterly Results			Nine Months Ended

	3Q03	2Q03	3Q02	3Q03	3Q02

Shareholders’ Net Income (C$ millions)	88	73	72	219	185
Premiums & Deposits (C$ millions)	1,007	781	787	2,535	2,273
Funds under Management (C$ billions)	12.6	11.2	9.8

•	Asian Division’s shareholders’ net income increased by 22 per cent to $88 million in the third quarter of 2003 from $72 million in 2002. Year-to-date shareholders’ net income was $219 million, an increase of 18 per cent over 2002. On a constant currency basis, this quarter’s shareholders’ net income increased by 37 per cent. The increase for the quarter reflected positive contributions across the Division particularly from growth in the Hong Kong Insurance and Pensions businesses, as well as the Indonesia and Philippines operations.

•	Total premiums and deposits were $1,007 million, an increase of $220 million or 28 per cent from $787 million in 2002. On a constant currency basis, premiums and deposits increased by approximately 45 per cent, primarily due to the excellent growth in the mutual funds businesses in Hong Kong and Indonesia.

•	Funds under management increased by 28 per cent to $12.6 billion as at September 30, 2003 from $9.8 billion in 2002. This increase was due to business growth across the Division, particularly in Mandatory Provident Fund deposits in Hong Kong; an increase in institutional funds managed by Hong Kong Manulife Assets Management; and mutual fund deposits in Hong Kong and Indonesia over the past 12 months, partially offset by the negative impact of a strengthened Canadian dollar.

Japan Division

	Quarterly Results			Nine Months Ended

	3Q03	2Q03	3Q02	3Q03	3Q02

Shareholders’ Net Income (C$ millions)	28	25	27	78	85
Premiums & Deposits (C$ millions)	500	513	409	1,479	1,186
Funds under Management (C$ billions)	11.8	11.1	13.6

•	Japan Division’s net income was $28 million in the third quarter of 2003, up from $27 million in the third quarter of 2002. Year-to-date earnings were $78 million compared to $85 million in 2002. The slight increase in the quarter’s net income reflected the favourable impact of improved equity markets and the benefit of cost reductions from a successful Voluntary Retirement Program earlier in the year, offset by lower earnings from a smaller in force block, higher costs to support a growing agent base and the impact of a strengthened Canadian dollar.

•	Premiums and deposits increased by 22 per cent in the third quarter to $500 million compared to the same quarter of 2002. This increase reflected higher sales of variable annuity products generated through the new bank distribution channel and Nikko Cordial Securities.

•	Funds under management decreased by $1.8 billion to $11.8 billion as at September 30, 2003 compared to $13.6 billion as at September 30, 2002. Over the past 12 months, increases from premiums and deposits were more than offset by the impact of a weakened Japanese yen and benefit payments to policyholders.

Reinsurance Division

	Quarterly Results			Nine Months Ended

	3Q03	2Q03	3Q02	3Q03	3Q02

Shareholders’ Net Income (C$ millions)	41	51	42	149	132
Premiums (C$ millions)	185	177	331	545	791
Funds under Management (C$ billions)	3.7	3.7	4.3

•	Reinsurance Division reported net income of $41 million in the third quarter of 2003, slightly lower than the $42 million reported in the third quarter of 2002. Year-to-date net income increased to $149 million from $132 million in 2002. On a U.S. dollar basis, net income for the quarter increased eight per cent over the prior year. This increase was primarily due to improved investment performance in the quarter when compared to the significant negative impact of the material market decline in the third quarter of 2002, partially offset by unfavourable claims in the Life Retrocession business.

•	Premiums of $185 million were $146 million or 44 per cent lower than in the third quarter of 2002. The reduction was driven by significant one-time premiums reported in the Property and Casualty Reinsurance line in 2002.

•	General fund assets decreased by 15 per cent to $3.7 billion as at September 30, 2003 from $4.3 billion as at September 30, 2002 as business growth was more than offset by the impact of a weakened U.S. dollar.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 15 countries and territories worldwide. Through its extensive network of employees, agents and distribution partners, Manulife Financial offers clients a diverse range of financial protection products and wealth management services. Funds under management by Manulife Financial were Cdn$150.8 billion as at September 30, 2003.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Notes:

Manulife Financial Corporation will host a Third Quarter Earnings Results Conference Call at 2:00 p.m. ET October 28, 2003. For local and international locations, please call (416) 695-6120 and toll free in North America please call (800) 446-4472. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A playback of this call will be available at 6:00 p.m. ET today until midnight ET, November 7, 2003 by calling (416) 695-6050 (passcode #9593).

The conference call will also be Webcast through Manulife Financial’s Web site at 2:00 p.m. ET. You may access the Webcast at: www.manulife.com/corporate/corporate2.nsf/public/quarterlyreports.html An archived version of the Webcast will be available later on the Web site at the same URL as above.

The Third Quarter 2003 Financial Statements and Statistical Information Package are also available on the Manulife Web site at: www.manulife.com/corporate/corporate2.nsf/public/quarterlyreports.html Each of these documents may be downloaded before the Webcast begins.

Forward-Looking Statements

This news release includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by the use of Forward-Looking words such as: “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include among other things, general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, technological changes, changes in consumer demand for the Company’s products and services, realizing increased revenue from the expansion and development of distribution channel capacity, our ability to complete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts. The Company does not undertake to update any Forward-Looking statements.

Important Legal Information

In connection with the proposed merger of Manulife and John Hancock Financial Services, Inc., Manulife will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for the stockholders of John Hancock, and each will be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock’s stockholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

Media inquiries:	Investor Relations:
Donna Lindell	Edwina Stoate
(416) 926-5226	1-800-795-9767 or (416) 926-3490
donna_lindell@manulife.com	investor_relations@manulife.com

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	For the three months ended			As at and for the nine months ended
	September 30			September 30

	2003	2002	% Change	2003	2002	% Change

Net income	$395	$324	22	$1,120	$1,001	12
Less: net income (loss) attributed to participating policyholders	(1)	(3)	N/A	2	(5)	N/A

Net income attributed to shareholders	$396	$327	21	$1,118	$1,006	11
Preferred share dividends	4	—	N/A	4	—	N/A

Net income available to common shareholders	$392	$327	20	$1,114	$1,006	11

Premiums and deposits:
Life and health insurance premiums	$2,003	$2,161	(7)	$6,036	$6,196	(3)
Annuity and pension premiums	456	665	(31)	1,861	1,818	2
Segregated fund deposits	4,232	3,758	13	12,909	12,548	3
Mutual fund deposits	502	291	73	1,154	936	23
ASO premium equivalents	218	211	3	654	646	1

Total premiums and deposits *	$7,411	$7,086	5	$22,614	$22,144	2

Funds under management:
General fund				$78,411	$80,493	(3)
Segregated funds				65,385	53,966	21
Mutual funds				3,016	1,988	52
Other managed funds				4,028	2,801	44

Total funds under management				$150,840	$139,248	8

Capitalization:
Subordinated debt				$1,351	$1,433	(6)
Non-controlling interest in Manulife Financial Capital Trust				1,000	1,000	—
Trust preferred securities issued by subsidiaries				665	781	(15)
Equity
Participating policyholders’ equity				94	95	(1)
Shareholders’ equity
Preferred shares				344	—	N/A
Common shares				599	600	—
Contributed surplus				11	—	N/A
Shareholders’ retained earnings				8,235	7,868	5

Total capital				$12,299	$11,777	4

Selected key performance measures:
Basic earnings per common share	$0.85	$0.69		$2.41	$2.10
Diluted earnings per common share	$0.84	$0.69		$2.40	$2.08
Return on common shareholders’ equity (annualized)	17.9%	15.2%		17.2%	15.9%
Book value per common share				$19.11	$18.13
Common shares outstanding (in millions)
End of period				463	467
Weighted average — basic	463	474		463	480
Weighted average — diluted	466	477		466	483

* On a constant currency basis, total premiums and deposits for the three and nine months ended September 30, 2003 increased by approximately 15% and 10%, respectively, compared to the same periods in 2002.

Summary Consolidated Financial Statements

Consolidated Statements of Operations

(Canadian $ in millions except per share data, unaudited)	For the three months ended		For the nine months ended
	September 30		September 30

	2003	2002	2003	2002

Revenue
Premium income	$2,459	$2,826	$7,897	$8,014
Investment income	1,126	1,031	3,397	3,072
Other revenue	394	378	1,127	1,126

Total revenue	$3,979	$4,235	$12,421	$12,212

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$735	$885	$2,261	$2,505
Maturity and surrender benefits	676	940	2,421	3,140
Annuity payments	311	341	933	987
Policyholder dividends and experience rating refunds	233	239	660	685
Net transfers to (from) segregated funds	241	(112)	607	494
Change in actuarial liabilities	245	554	976	99
General expenses	603	596	1,866	1,801
Commissions	319	282	944	896
Interest expense	65	67	190	180
Premium taxes	27	28	87	84
Non-controlling interest in subsidiaries	20	17	58	55
Trust preferred securities issued by subsidiaries	15	16	45	49

Total policy benefits and expenses	$3,490	$3,853	$11,048	$10,975

Income before income taxes	$489	$382	$1,373	$1,237
Income taxes	(94)	(58)	(253)	(236)

Net income	$395	$324	$1,120	$1,001
Less: net income (loss) attributed to participating policyholders	(1)	(3)	2	(5)

Net income attributed to shareholders	$396	$327	$1,118	$1,006
Preferred share dividends	4	—	4	-

Net income available to common shareholders	$392	$327	$1,114	$1,006

Basic earnings per common share	$0.85	$0.69	$2.41	$2.10
Diluted earnings per common share	$0.84	$0.69	$2.40	$2.08

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)

	As at September 30

Assets	2003	2002

Invested assets
Bonds	$44,204	$47,515
Mortgages	10,150	8,685
Stocks	6,353	7,017
Real estate	3,845	3,526
Policy loans	4,515	4,910
Cash and short-term investments	4,547	3,854
Bank loans	812	516
Other investments	816	384

Total invested assets	$75,242	$76,407

Other assets
Accrued investment income	$944	$1,036
Outstanding premiums	515	816
Goodwill	584	625
Future income taxes	—	238
Miscellaneous	1,126	1,371

Total other assets	$3,169	$4,086

Total assets	$78,411	$80,493

Segregated fund net assets	$65,385	$53,966

Liabilities and equity
Actuarial liabilities	$52,490	$56,031
Benefits payable and provision for unreported claims	2,293	2,609
Policyholder amounts on deposit	2,545	2,823
Deferred realized net gains	3,434	3,288
Banking deposits	2,223	1,355
Future income taxes	51	—
Other liabilities	3,019	2,536

	$66,055	$68,642
Subordinated debt	1,351	1,433
Non-controlling interest in subsidiaries	1,057	1,074
Trust preferred securities issued by subsidiaries	665	781
Equity
Participating policyholders’ equity	94	95
Shareholders’ equity
Preferred shares	344	—
Common shares	599	600
Contributed surplus	11	—
Shareholders’ retained earnings	8,235	7,868

Total equity	$9,283	$8,563

Total liabilities and equity	$78,411	$80,493

Segregated fund net liabilities	$65,385	$53,966

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the nine months ended September 30, 2003

	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
Premiums and deposits	Division	Division	Division	Division	Division	and Other	Total

General fund premiums	$2,656	$2,581	$1,171	$944	$545	$—	$7,897
Segregated fund deposits	10,331	1,301	742	535	—	—	12,909
Mutual fund deposits	—	532	622	—	—	—	1,154
ASO premium equivalents	—	654	—	—	—	—	654

Total	$12,987	$5,068	$2,535	$1,479	$545	$—	$22,614

Net income (loss)	$338	$348	$223	$78	$149	$(10)	$1,126

Funds under management	As at September 30, 2003

General fund	$23,633	$26,853	$6,256	$10,872	$3,669	$7,128	$78,411
Segregated funds	51,787	9,569	3,063	966	—	—	65,385
Mutual funds	—	1,552	1,464	—	—	—	3,016
Other managed funds	—	—	1,823	—	—	2,205	4,028

Total	$75,420	$37,974	$12,606	$11,838	$3,669	$9,333	$150,840

	For the nine months ended September 30, 2002

	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
Premiums and deposits	Division	Division	Division	Division	Division	and Other	Total

General fund premiums	$2,660	$2,367	$1,100	$1,096	$791	$—	$8,014
Segregated fund deposits	10,752	953	753	90	—	—	12,548
Mutual fund deposits	—	516	420	—	—	—	936
ASO premium equivalents	—	646	—	—	—	—	646

Total	$13,412	$4,482	$2,273	$1,186	$791	$—	$22,144

Net income (loss)	$345	$270	$185	$85	$132	$(18)	$999

Funds under management	As at September 30, 2002

General fund	$26,138	$24,423	$6,225	$13,151	$4,333	$6,223	$80,493
Segregated funds	43,155	8,140	2,191	480	—	—	53,966
Mutual funds	—	1,259	729	—	—	—	1,988
Other managed funds	—	—	700	—	—	2,101	2,801

Total	$69,293	$33,822	$9,845	$13,631	$4,333	$8,324	$139,248

Note 2: Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.